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                                                                      Exhibit 3


                       [Lehman Brothers Inc. Letterhead]

July 1, 1997

Board of Directors
Pennzoil Company
Pennzoil Place
P. O. Box 2967
Houston, Texas 77252

Members of the Board:

        We understand that Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc. (together, the "Bidder"), has made a tender offer to the shareholders of Pennzoil Company (the "Company") to purchase up to 25,094,200 shares of common stock (the "Shares") of the Company, or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis on the Expiration Date (as defined in the Offer to Purchase), in each case together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 28, 1994, between the Company and Chemical Bank, as Rights Agent, at a price of $84.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase states that the purpose of the Offer is to acquire a majority of the Shares as a first step in a negotiated acquisition of the entire equity interest in the Company and that the Bidder is seeking to negotiate with the Company a definitive acquisition agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a merger (the "Proposed Merger", and together with the Offer, the "Transaction") with the Bidder. At the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time (other than Shares held in the treasury of the Company or owned by the Bidder) would be converted into a number of shares of common stock of Union Pacific Resources Group Inc. ("UPR Common Stock") determined by dividing $84.00 by the average of the closing price of a share of UPR Common Stock during a measurement period preceding the date of the Company shareholder meeting at which the Proposed Merger is approved, provided that the number of shares of UPR Common Stock to be received for each Share will not be more than 3.36 shares nor less than 2.80 shares of UPR Common Stock (the "Stock Consideration", and together with the Offer Consideration, the "Consideration"). The terms and conditions of the Offer are set forth in more detail in the Schedule 14D-1 (the "Schedule 14D-1") filed by the Bidder with the Securities and Exchange Commission on June 23, 1997.

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        We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the holders of the Shares of the Consideration offered by the Bidder to the holders of the Shares pursuant to the Transaction, including the Offer.

        In arriving at our opinion, we reviewed and analyzed: (1) the Offer to Purchase, the Schedule 14D-1 and the specific terms and conditions of the Offer and the Proposed Merger, (2) such publicly available information concerning the Company and the Bidder which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including, without limitation, certain projections of future financial performance of the Company prepared by the management of Company, (4) a trading history of the Company's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a trading history of the Bidder's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Bidder with those of other companies that we deemed relevant, (8) the potential pro forma financial and business impact on the Company and the Bidder of the Transaction and (9) a comparison of the financial terms of the Offer with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have relied upon such projections in arriving at our opinion. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration offered by the Bidder to the holders of the Shares pursuant to the Transaction, including the Offer, is inadequate to such holders of the Shares.

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        We have, in the past, provided certain financial advisory and financing services to the Company and are acting as financial advisor to the Company in connection with the Offer. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.
In the ordinary course of our business, we actively trade in the securities of the Company and the Bidder for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to the shareholders in the Offer.

                                        Very truly yours,

                                        LEHMAN BROTHERS